Exhibit 99.1

Evotec Announces New Nomination to Board of Directors

•	Nomination of Dr. Wolfgang Hofmann as independent Supervisory Board member to further strengthen oversight and governance capabilities

•	Conclusion of cooperation agreement with MAK Capital following constructive discussions, reflecting Evotec’s commitment to open shareholder dialogue

•	Annual General Meeting to vote on the appointments of Supervisory Board members and proposed expansion of Supervisory Board, supporting effective oversight and long-term value creation

Hamburg, Germany, April 29, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced the nomination of Dr. Wolfgang Hofmann for election as an independent member of the Supervisory Board at the company’s upcoming Annual General Meeting (AGM) to be held on June 11, 2026. The AGM agenda also includes the previously announced nomination of Dieter Weinand as Chairman of the Supervisory Board, as well as a proposal to increase the size of the Supervisory Board from six to seven members.

Following constructive discussions, Evotec has entered into a cooperation agreement with MAK Capital Fund LP (“MAK Capital”), a key shareholder of the company. Under the terms of the agreement MAK Capital has agreed to customary voting and cooperation commitments among other provisions.

Prof. Dr. Iris Löw-Friedrich, Chairwoman of Evotec’s Supervisory Board, said:

“We are pleased to nominate Wolfgang for election at the upcoming AGM. His appointment would contribute oversight and governance capabilities through additional industry, scientific and governance expertise, complementing our existing Board structure as we continue to implement our transformation plans to grow shareholder value. The agreement reached, reflects Evotec’s commitment to constructive shareholder engagement, supporting the long-term success of the Company.”

Michael A. Kaufman, Chief Executive Officer of MAK Capital, said:

“We appreciate the constructive dialogue and welcome Wolfgang’s nomination to the Supervisory Board. We look forward to continuing our collaboration with the Supervisory Board and Management Board to support Evotec's ongoing transformation.”

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of more than 4,500 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations

Sarah.Fakih@evotec.com

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